                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                       Sentex Sensing Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 817268-10-5
                                 --------------
                                 (CUSIP Number)









William Appleton, Esq., Baker & Hostetler LLP, 3200 National City Center,
                      Cleveland, OH  44114 (216)621-0200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                April 3, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 19 Pages

                      Exhibit Index appears on Page 12.

---------------------------------------------                                           --------------------------------------------
CUSIP NO.817268-10-1                                                        13D                                 PAGE 2 OF 19 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     CPS Capital, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   WC
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Ohio
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                               27,095,665
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                                 -0-
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                              19,706,461
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                   -0-
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                               27,095,665
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   34.33
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                                  OO (Limited Liability Company)
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.


                                Page 2 of 19 Pages

                               AMENDMENT NO. 1 TO
                               ------------------
                                  SCHEDULE 13D
                                  ------------

     The initial Schedule 13D for this reporting person was filed on paper. This Amendment No. 1 is the first Schedule 13D being filed by EDGAR. Accordingly, in accordance with Rule 13d-2, this Amendment No. 1 includes, in addition to the information required pursuant to this Amendment No. 1, all the original text of the initial paper filing, with the exception of the exhibits filed thereunder.

Item 1.  Security and Issuer.
-------  --------------------

         This Schedule 13D relates to Common Stock, without par value ("Common Stock"), of Sentex Sensing Technology, Inc., a New Jersey corporation ("Sentex"), the principal executive offices of which are located at 553 Broad Avenue, Ridgefield, New Jersey 07657.

Item 2.  Identity and Background.
-------  ------------------------

         The reporting person, CPS Capital, Ltd. ("CPS"), an Ohio limited liability company, is in the business of acquiring control of other companies with the intent of increasing the value of the acquiree. Its business address is 1801 East 9th Street, Cleveland, Ohio 44114. Its principal office is located at the same address.

         The information required by Item 2 with respect to the executive officers and controlling persons of CPS is as follows:

         (i) Robert S. Kendall ("Kendall") is the Chairman and President of CPS.

         (ii) James G. Few is the Vice President and Chief Financial Officer of CPS.

         (iii) Julius L. Hess is the Assistant Vice President of CPS.


                              Page 3 of 19 Pages

         All of the persons named above are citizens of the United States.

         None of the persons named above has been convicted of any criminal offense (excluding traffic violations or similar misdemeanors) during the past five years.

         None of the persons named above has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order finding violations of or enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         On March 1, 1996, CPS consummated the purchase of 17,606,461 shares of Common Stock of Sentex (the "Shares"), for a total aggregate purchase price of $1,338,091 (the "Stock Purchase"), pursuant to four separate stock purchase agreements (the "Stock Purchase Agreements") dated October 18, 1995, by and between, CPS and each of (i) Amos Linenberg, a former director and past president of Sentex ("Linenberg"), (ii) Joanne Bianco, the former interim president of Sentex ("Bianco"), (iii) Maxine Garner as Trustee of the Daniele Linenberg Trust, and (iv) Salvatore Bianco and The Estate of Marie Bianco (collectively the "Stockholders"). The funds used to purchase the Shares were provided from the working capital of CPS.

         On April 3, 1997, CPS consummated the purchase of 2,000,000 Common Shares of Sentex (the "Put Shares"), for a total aggregate purchase price of $152,000 (the "Second Stock

                              Page 4 of 19 Pages

Purchase"), pursuant to a Second Stock Purchase Agreement, dated April 3, 1997, by and between CPS and Amos Linenberg (the "Second Stock Purchase Agreement"). The funds used to purchase the Put Shares were provided from the working capital of CPS.

Item 4.  Purpose of Transaction.
-------  -----------------------

         The Stock Purchase, together with the other events described herein, was undertaken for the purpose of giving CPS effective control of Sentex.

         Upon consummation of the Stock Purchase, Joseph Bianco (Bianco's brother), Allan Esrine, Matthew Keshishian and Linenberg resigned as directors of Sentex. Bianco, the sole remaining director, then appointed Mr. Kendall, Mr. Few, Mr. Hess and Ronald Lipson, an attorney who has served as legal counsel with respect to certain companies controlled by Mr. Kendall, as new directors of Sentex. At a meeting of the new Board of Directors on March 1, 1996, Mr. Kendall was elected Chairman of the Board and President and Mr. Few was elected Chief Financial Officer of Sentex.

         In connection with the Stock Purchase, CPS entered into a shareholder agreement with each of Linenberg and Bianco (the "Shareholder Agreements").

         Pursuant to the Shareholder Agreement between CPS and Linenberg (the "Linenberg Shareholder Agreement"), CPS has agreed to allow Linenberg, from March 1, 1996 through February 28, 2001, the right to participate in either (i) a private sale of the Common Stock of Sentex or (ii) a public offering of such Common Stock, each on a pro rata basis with CPS and Bianco (if Bianco

                              Page 5 of 19 Pages
elects or is eligible to participate), and each on the same terms and conditions available to CPS.

         From March 1, 1996 through February 28, 1997, pursuant to the Linenberg Shareholder Agreement, Linenberg can require CPS to purchase up to 2,000,000 shares of his Common Stock at $.076 per share. In addition, from September 1, 1997 through February 28, 2001, Linenberg can require CPS to purchase up to 8,389,204 of his shares of Common Stock at $.05 per share, so long as he has not had the opportunity at any time after March 1, 1996 to sell at least 5,000,000 of his shares of Common Stock in an underwritten public offering at a gross price equal to or greater than $.05 per share,

         Pursuant to the Linenberg Shareholder Agreement, Linenberg has agreed not to sell any of his shares of Common Stock from March 1, 1996 through February 28, 1998 without the consent of CPS. From March 1, 1998 through February 28, 2001, Linenberg must give CPS the right to buy his shares of Common Stock before he can sell any of such shares. If Linenberg provides CPS notice (a "Notice") of his intent to sell any of his shares of Common Stock (the "Committed Shares"), then CPS must notify Linenberg within 15 days that it desires to exercise its right to buy the Committed Shares. If the Notice indicates that the Committed Shares are to be sold privately, then CPS must pay Linenberg the price at which Linenberg was to sell the Committed Shares to the private party. If the Notice indicates that Linenberg desires to sell the Committed Shares in the public market, then CPS must pay to Linenberg a price equal to the market price of the Common Stock on the day before CPS received

                              Page 6 of 19 Pages
the Notice relating to the Committed Shares. If CPS does not elect to purchase the Committed Shares, Linenberg can sell such Committed Shares for a period of 180 days to any third party.

         Linenberg has provided CPS with an irrevocable proxy with respect to all shares of Common Stock held by him during the term of the Linenberg Shareholder Agreement. As of March 1, 1996, following consummation of the Stock Purchase, Linenberg owned 8,389,204 shares of Common Stock. The Linenberg Shareholder Agreement will terminate on the earlier of February 28, 2001 or the date Kendall ceases to have effective control of Sentex.

         The Shareholder Agreement between CPS and Bianco (the "Bianco Shareholder Agreement") is similar to the Linenberg Shareholder Agreement, but has a termination date of February 28, 1998 and does not provide CPS any right to buy or Bianco any right to require CPS to buy any of Bianco's shares of Common Stock. Pursuant to the Bianco Shareholder Agreement, Bianco has agreed not to sell any of her shares of Common Stock without the consent of CPS through February 28, 1998 and has the right to participate in (i) a private sale or (ii) a public offering, on a pro rata basis with CPS and Linenberg (if he elects or is eligible to participate) through February 28, 1998. Bianco has also provided CPS with an irrevocable proxy with respect to all shares of Common Stock held by her during the term of the Bianco Shareholder Agreement. As of March 1, 1996, following consummation of the Stock Purchase, Bianco owned 1,000,000 shares of Common Stock. The Bianco Shareholder Agreement will terminate

                              Page 7 of 19 Pages
on the earlier of February 28, 1998 or the date Kendall ceases to have effective control of Sentex.

         Upon consummation of the Stock Purchase, Sentex entered into an employment agreement with Linenberg (the "Employment Agreement") and a consulting agreement with Bianco (the "Consulting Agreement").

         Pursuant to the Employment Agreement, Linenberg will serve as the Executive Vice President of Sentex and as the President of Sentex Systems, Inc., a wholly owned operating subsidiary of Sentex, through February 28, 2000.

         Pursuant to the Consulting Agreement, Bianco will be retained as a part-time consultant to Sentex through February 28, 1998.

         Except to the extent as set forth above, CPS has no plans or proposals which would result in: (a) the acquisition by any person of additional securities of Sentex, or disposition of the securities of Sentex; (b) a merger, sale of substantially all the assets, reorganization or liquidation of Sentex or any of its subsidiaries; (c) any change to the capitalization or the dividend policy of Sentex; (d) any change in the business structure of Sentex; (e) any change to Sentex's certificate of incorporation, bylaws or other instruments that may impede the acquisition of control of Sentex by any person; (f) delisting of the Common Stock of Sentex on Nasdaq; (g) termination of registration of the Common Stock of Sentex pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (h) any action similar to the foregoing.

                              Page 8 of 19 Pages

         The Second Stock Purchase on April 3, 1997 was undertaken for the purpose of complying with the terms of the Linenberg Shareholder Agreement. Pursuant to the terms of the Linenberg Shareholder Agreement, Linenberg required CPS to purchase up to 2,000,000 shares of his Common Stock at $.076 per share.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         (a)(i) As of March 1, 1996, CPS beneficially owned 27,095,665 shares of Common Stock of Sentex, which represents 40.2% of the outstanding shares of Common Stock of Sentex as of November 30, 1995, based on 67,360,081 shares of Common Stock then outstanding. As of March 1, 1996, none of the other persons named in Item 2 of this Schedule 13D beneficially owned any shares of Common Stock.

         (ii) As of April 3, 1977 CPS beneficially owned 27,095,665 shares of Common Stock of Sentex, which represents 34.33% of the outstanding shares of Common Stock of Sentex as of November 30, 1996, based on 78,919,762 shares of Common Stock then outstanding. As of April 3, 1997, none of the other persons named in Item 2 of this Schedule 13D beneficially owned any Common Shares.

         (b)(i) As of March 1, 1996, CPS had the sole voting and dispositive power with respect to 17,706,461 of such shares and the sole power to direct the vote with respect to the remaining 9,389,204 of such shares.

         (ii) As of April 3, 1997, CPS had the sole voting and dispositive power with respect to 19,706,461 of such shares and the sole power to direct the vote with respect to the remaining 7,389,204 of such shares.

                              Page 9 of 19 Pages

         (c) On or about August 31, 1995 and September 8, 1995, Kendall purchased 60,000 and 40,000 shares of Common Stock of Sentex, respectively, at $.0575 per share on the open market. Pursuant to an agreement with Sentex, Kendall has contributed these shares to Sentex without cost to Sentex.

         (d) Other than the purchases reported on herein, none of the persons named in Item 2 of this Schedule 13D has effected during the past 60 days any transaction in the Common Stock of Sentex.

Item 6.  Contracts, Arrangements, Understandings or
-------  ------------------------------------------
         Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------

         CPS has entered into Shareholder Agreements with Linenberg and Bianco. The terms of these Shareholder Agreements are described in Item 4.

         Other than the agreements disclosed herein, there are no contracts, arrangements, understandings, relationships or agreements between CPS and any other person with respect to shares of Common Stock.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         Each of the Stock Purchase Agreements, the Linenberg Shareholder Agreement and the Bianco Shareholder Agreement were previously filed on paper as Exhibits. The Second Stock Purchase Agreement has been filed as an Exhibit hereto.

                             Page 10 of 19 Pages

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              CPS CAPITAL, LTD.




                              BY:   Robert S. Kendall
                                    Chairman and President


                              /s/ William Appleton
                              ----------------------------------
                              William Appleton, Attorney-in-fact


Date: April 14, 1997

                             Page 11 of 19 Pages

                                 EXHIBIT INDEX


Exhibit                          Description                            Page No.
-------                          -----------                            --------

Exhibit A           Stock Purchase Agreement dated October 18, 1995          *
                    between CPS Capital, Ltd and Mr. Amos Linenberg

Exhibit B           Stock Purchase Agreement dated October 18, 1995          *
                    between CPS Capital, Ltd and Ms. Joanne Bianco

Exhibit C           Stock Purchase Agreement dated October 18, 1995          *
                    between CPS Capital, Ltd and Ms. Maxine Ganer, as Trustee of the Daniele Linenberg Trust

Exhibit D           Stock Purchase Agreement dated October 18, 1995          *
                    among CPS Capital, Ltd, Mr. Salvatore Bianco and the Estate of Mrs. Marie Bianco

Exhibit E           The Linenberg Shareholder Agreement dated March          *
                    1, 1996 between Amos Linenberg and CPS Capital, Ltd.

Exhibit F           The Bianco Shareholder Agreement dated March 1, 1996     *
                    between Joanne Bianco and CPS Capital, Ltd.

Exhibit G           The Second Stock Purchase Agreement dated April 3,      13
                    1997, between Amons Linenberg and CPS Capital, Ltd.







* Exhibit filed as an exhibit to initial Schedule 13D and not restated herein pursuant to Rule 13d-2.



                             Page 12 of 19 Pages